                                                                        3099


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )1




                                Second Bancorp
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                                    Common
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  813114105
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                              ------------------


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



---------
        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

3100                                                               SCHEDULE 13G


 CUSIP NO. 813114105                                                                   PAGE 2 OF 4 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                                                |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                             ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |  Warren, Ohio                                                                                     |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  217,761*                                                       |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |     298,414                                                     |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |         0                                                       |
|                               |-------|-----------------------------------------------------------------|
|             PERSON            |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|              WITH             |       |      516,175                                                    |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |     516,175                                                                                       |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN                                     |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     |            8.15%                                                                                  |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                 BK-PN                                                                             |
-----------------------------------------------------------------------------------------------------------

                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

        *Local law governs restrictions on how a trust department can vote shares held in trustee's bank

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON  D.C.  20549

                                  SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934

                               (Amendment No.  )


ITEM 1 (a).  NAME OF ISSUER:

             Second Bancorp, Inc
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ITEM 1 (b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             108 Main Ave SW,
-----------------------------------------------------------------------------
             Warren, Ohio  44481
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ITEM 2 (a).  NAME OF PERSON FILING:

             Market Main & Co
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ITEM 2 (b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             Trust Department, 108 Main Ave SW
-----------------------------------------------------------------------------
             Warren, Ohio  44481
-----------------------------------------------------------------------------


ITEM 2 (c).  PLACE OF ORGANIZATION:

             USA
-----------------------------------------------------------------------------


ITEM 2 (d).  TITLE OF CLASS OF SECURITIES:

              Common Stock
-----------------------------------------------------------------------------


ITEM 2 (e).  CUSIP NUMBER:

             813114105
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ITEM 3 (b)   Bank as defined in section 3(a) (6) of act

ITEM 4.  OWNERSHIP:

          (a)  Amount of beneficially owned:                                    516,175   shares
                                                                            ---------------------
          (b)  Percent of class:                                                   8.15%
                                                                            ---------------------
          (c)  Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote                               217,761 ** local law governs restrictions
                                                                                         --------   on how a trust department can
             (ii) Shared power to vote or to direct the vote                                        vote shares held in trustee's
                                                                                                    bank
                                                                                          298,414
                                                                                         --------
            (iii) Sole power to dispose or to direct the disposition of                     0
                                                                                         --------


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          N/A
          ---


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          As registered holder in nominee partnership registration from several trust accounts, the partnership holds in excess of 5% ownership. No one beneficial owner has more than 5% ownership of Second Bancorp, Inc common stock.

          N/A
          ---


ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          N/A
          ---


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Partnership formed by bank for purpose of securities in nominee common name. Partners designated signing authority are officers of the bank.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          N/A
          ---

ITEM 10. By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              January 23, 1998

              Market Main & Company

              By:  /s/ William Hanshaw
                 ------------------------------------------------------
                  William Hanshaw, Senior Vice-Pesident, Trust Division